UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2009

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission File Number: 000-24024

     VENTURE FINANCIAL GROUP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)
KSOP
(Full title of the Plan)

VENTURE FINANCIAL GROUP, INC.
(Name of the issuer of the securities held pursuant to the Plan)

4405 7th Avenue SE, Suite 204
Lacey, WA 98503
(address of principal executive office of the issuer)

REQUIRED INFORMATION

1.	Not Applicable
2.	Not Applicable
3.	Not Applicable
4.	The VENTURE FINANCIAL GROUP, INC. EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(k) PROVISIONS) KSOP (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended December 31, 2009, prepared in accordance with the financial reporting requirements of ERISA.

Financial Statements of
VENTURE FINANCIAL GROUP, INC. KSOP
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS
December 28, 2009 and December 31, 2008

VENTURE FINANCIAL GROUP, INC. KSOP
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS

CONTENTS
Page

INDEPENDENT AUDITOR’S REPORT	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Plan Benefits	2
Statement of Change in Net Assets Available for Plan Benefits - 2009	3
Statement of Change in Net Assets Available for Plan Benefits - 2008	4
Notes to Financial Statements	5– 8

Steven A. Campbell
Stephen B. Taylor
Linda L. House
Kelly L. O’Brien
E. Preston Hatch

INDEPENDENT AUDITOR’S REPORT

To The Administrative Committee
Venture Financial Group, Inc. KSOP
  Employee Stock Ownership Plan
  With 401(k) Provisions
Lacey, Washington

We have audited the accompanying statement of net assets available for plan benefits of the Venture Financial Group, Inc. KSOP Employee Stock Ownership Plan With 401(k) Provisions as of December 28, 2009, and the related statement of change in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Venture Financial Group, Inc. KSOP Employee Stock Ownership Plan With 401(k) Provisions as of and for the year ended December 31, 2008 were audited by other auditors whose report dated November 30, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 3 to the financial statements, the Board of Directors of Venture Financial Group, Inc., the Plan’s Sponsor, voted on October 19, 2009, to terminate the Plan. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing basis to the liquidation basis for periods after October 19, 2009.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Venture Financial Group, Inc. KSOP Employee Stock Ownership Plan With 401(k) Provisions as of December 28, 2009, and the change in its net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America applied on the basis described in the preceding paragraph.

/S/ Campbell Taylor & Company
An Accountancy Corporation

July 8, 2010
Roseville, California

3741 Douglas Blvd., Suite 350 ☐ Roseville, CA 95661☐ E-Mail: mail@campbelltaylor.com ☐ Fax: (916) 929-7443 ☐ (916) 929-3680

VENTURE FINANCIAL GROUP, INC. KSOP
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 28, 2009 and December 31, 2008

December 28, 2009

	401(k)	ESOP	Total
ASSETS:
Investments, at fair value
Stable value fund	$-	$-	$-
Pooled separate accounts	-	-	-
Employer stock	-	-	-
Total investments	-	-	-

Cash	-	-	-

NET ASSETS AVAILABLE FOR PLAN BENEFITS:	$-	$-	$-

December 31, 2008

	401(k)	ESOP	Total
ASSETS:
Investments, at fair value
Stable value fund	$579,346	$-	$579,346
Pooled separate accounts	1,775,584	53,856	1,829,440
Employer stock	-	88,442	88,442
Total investments	2,354,930	142,298	2,497,228

Cash	-	869	869

NET ASSETS AVAILABLE FOR PLAN BENEFITS:	$2,354,930	$143,167	$2,498,097

The accompanying notes are an integral part of these financial statements.

VENTURE FINANCIAL GROUP, INC. KSOP
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS

STATEMENT OF CHANGE IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS
For the Year Ended December 28, 2009

	401(k)	ESOP	Total
ADDITIONS TO NET ASSETS:
Investment income:
Net appreciation in fair value of investments	$502,721	$11,869	$514,590
Net depreciation in fair value of Company Stock	-	(88,442)	(88,442)
Interest and dividends	3,534	7	3,541
Total investment gain (loss)	506,255	(76,566)	429,689

Employee contributions	392,495	39,224	431,719
Total additions, net	898,750	(37,342)	861,408

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	3,237,820	104,418	3,342,238
Administrative expenses	15,860	1,407	17,267
Total deductions	3,253,680	105,825	3,359,505
Net decrease	(2,354,930)	(143,167)	(2,498,097)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	2,354,930	143,167	2,498,097
End of year	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

VENTURE FINANCIAL GROUP, INC. KSOP
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS

STATEMENT OF CHANGE IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS
For the Year Ended December 31, 2008

	401(k)	ESOP	Total
ADDITIONS TO NET ASSETS:
Investment income:
Net depreciation in fair value of investments	$(1,223,378)	$(31,376)	$(1,254,754)
Net depreciation in fair value of Company Stock	-	(5,984,016)	(5,984,016)
Interest and dividends	-	75,383	75,383
Total investment loss	(1,223,378)	(5,940,009)	(7,163,387)

Employee contributions	610,982	386,581	997,563
Rollover contributions	24,096	79,032	103,128
Total additions, net	(588,300)	(5,474,396)	(6,062,696)

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	421,588	51,530	473,118
Diversifications	-	9,517	9,517
Total deductions	421,588	61,047	482,635
Net decrease	(1,009,888)	(5,535,443)	(6,545,331)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	3,364,818	5,678,610	9,043,428
End of year	$2,354,930	$143,167	$2,498,097

The accompanying notes are an integral part of these financial statements.

VENTURE FINANCIAL GROUP, INC. KSOP
EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(K) PROVISIONS

NOTES TO FINANCIAL STATEMENTS
December 28, 2009 and December 31, 2008

NOTE 1: DESCRIPTION OF PLAN

The following description of the Venture Financial Group, Inc. KSOP Employee Stock Ownership Plan With 401(k) Provisions (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Venture Financial Group, Inc. KSOP Employee Stock Ownership Plan With 401(k) Provisions was established on January 1, 1980 to provide retirement benefits for employees of Venture Financial Group, Inc. (the “Plan Sponsor”). The Plan is an Employee Stock Ownership Plan with 401(k) provisions and is designed to comply with Section 4975(e)(7) of the Internal Revenue Code. Effective January 1, 2006 the Plan was amended and restated and split into two separate plans; the Venture Financial Group, Inc. Employee Stock Ownership Plan (with 401(k) provisions) (KSOP) and the Venture Financial Group, Inc. Employee Stock Ownership Plan (ESOP). The Plan is administered by a board of trustees and an administrative committee.

The Plan is a defined contribution plan covering all full-time employees who have completed 90 days of service and are age eighteen (18) or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Board of Directors terminated the Plan effective October 19, 2009 and participants became fully vested at that date.

Plan Year
The Plan year begins January 1 and ends December 31. The 2009 Plan year ended December 28, 2009, the date that all assets were distributed from the Plan.

Contributions
The Plan allows for the following types of contributions:

Participant Salary Deferral 401(k) Contributions.
The Plan includes an elective salary deferral arrangement pursuant to Section 401(k) of the Internal Revenue Code. Employees may voluntarily contribute a percentage of their wages, no less than 1%, subject to various non discrimination tests and limitations prescribed by the Internal Revenue Code.

Discretionary Employer Matching Contributions
The Plan Sponsor may elect to make matching contributions to the Plan as determined by its Board of Directors. Employer contributions may be made in cash or Plan Sponsor stock.

Discretionary Employer Contributions
The Plan Sponsor may elect to make discretionary profit sharing contributions, allocated to participants’ individual account as a percentage of each participant’s eligible compensation for the plan year. Employer contributions may be made in cash or Plan Sponsor stock.

Participants' Accounts
Each participant's account is credited with his or her salary deferral contributions and the allocation of (a) the Plan Sponsor's contribution, and (b) plan earnings or losses. Allocations of investment earnings or losses are based on participant's account balances as a percentage of the total, as defined in the plan document. Allocations of employer contributions are based on the participants’ compensation as a percentage of total compensation.

NOTE 1: DESCRIPTION OF PLAN (Continued)

Vesting
Participants are always 100% vested in their voluntary salary deferral contributions. Employer contributions and gains/losses credited thereon vest at the rate of 20% after one year of service and 20% per year of service thereafter. However, upon termination of the Plan on October 19, 2009 all participants became 100% vested.

Diversification
The Plan provides participants the right to diversify their investment in Plan Sponsor stock beginning at age 55 and with 10 years of participation in the Plan. Diversification is offered over a six year period. In the first five years a participant may diversify up to 25% of the number of shares allocated less any shares previously diversified, and up to 50% in the sixth year.

Participant Loans
The Plan does not allow for participant loans.

Payment of Benefits
Vested benefits are distributable from Plan assets upon retirement (age 65), death, disability, termination of employment, or termination of the Plan. Distributions are made in a lump sum payment or installments over a five year period. Distributions may be either in cash, Plan Sponsor stock, or a combination of cash and Plan Sponsor stock. Benefits are recorded when paid.

Distributions of Plan Sponsor stock include a "put option," that if exercised, requires the Plan Sponsor to purchase the stock based on the terms defined in the Plan document.

Voting Rights
The Trustees shall vote all Plan Sponsor stock held by it as part of the Plan assets except for certain corporate matters outlined in the Plan document. For these corporate matters, each participant may direct the Trustee as to the voting rights attributable to shares of Plan Sponsor stock allocated to the participant’s stock account. Any allocated shares for which voting instructions are not received will not be voted by the Trustee.

Administrative Expenses
The Plan pays all administrative expenses incurred for administering the Plan.

Risks and Uncertainties
The Plan invests in common stock of the Plan Sponsor and various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for Plan benefits.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The December 31, 2008 financial statements are prepared under the accrual basis of accounting. The December 28, 2009 financial statements are prepared under the liquidation basis of accounting.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments
The Plan assets include investments in common stock of the Plan Sponsor; the Plan Trustees determine the value of this investment based on an annual appraisal prepared by an independent appraiser to value the Plan's investment. The value of the common stock of the Plan Sponsor at the date of termination was determined by the Trustee. Investments in pooled separate accounts and the stable value fund are stated at fair market value using quoted market prices when available. Increases or decreases in the unit value of these investments are reflected in the each participant’s account. Cash accounts are valued at cost, which approximates fair value. The Plan provides for participant directed investments.

Because of the inherent uncertainty of the valuation, estimated and appraised values for Plan Sponsor stock investments may differ significantly from values that would have been used had a readily available market value for such investments existed, and the differences could be material.

Income Taxes
The Plan obtained its latest determination letter on March 27, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the trustees and administrative committee believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Estimates and Assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3: PLAN TERMINATION

In September 2009, The Federal Deposit Insurance Corporation was appointed Receiver for Venture Bank, a wholly owned subsidiary of the Plan Sponsor. As a result of the receivership appointment, the Plan Sponsor has substantially ceased operations. Effective October 19, 2009, the Board of Directors elected to terminate the Plan, freeze all participation, and prohibit entry of any additional participants. Upon termination, all participants became fully vested in their accounts to the extent not already vested. One member of the Board of Trustees continues to serve as the sole Trustee and one former employee of the Plan Sponsor continues to serve as the sole administrative committee member.

In accordance with the Plan document the Venture Financial Group, Inc. common stock was distributed at a fair market value determined by the Trustee as of the termination date. The Trustee determined that the fair market value of the Venture Financial Group, Inc. common stock at October 19, 2009 was $-0-. At December 28, 2009 all plan assets had been distributed to participants.

NOTE 4: INVESTMENT IN VENTURE FINANCIAL GROUP, INC. COMMON STOCK

The Plan invests in common stock of Venture Financial Group, Inc., this investment represents 5% or more of the net assets available for plan benefits at December 31, 2008. At December 28, 2009 and December 31, 2008 the Plan held 0 and 353,769 allocated shares, respectively. There were no unallocated shares at December 28, 2009 or December 31, 2008. The investment in the stock of Venture Financial Group, Inc. is based on a fair value of $-0- and $0.25 per share on December 28, 2009 and December 31, 2008, respectively.

NOTE 5: INVESTMENTS

At December 28, 2009 and December 31, 2008, investments included stable value funds and pooled separate accounts that represented 5% or more of the net assets available for Plan benefits as follows:

	2009	2008
Principal Stable Value Fund	$-	$607,719
Large Cap Value III Sep Account	$-	$372,195
Divers INTL Sep Account	$-	$351,408
Lifetime Strategic Inc Sep Account	$-	$291,870
Lifetime 2010 Sep Account	$-	$254,230
Lifetime 2020 Sep Account	$-	$176,749
Lifetime 2030 Sep Account	$-	$159,203

NOTE 6: FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority; Level 2 inputs include quoted market prices for identical or similar assets or liabilities in active or inactive markets or inputs other than quoted prices that are observable or corroborated by observable market data for the asset or liability; and Level 3 inputs have the lowest priority and are unobservable and significant to the fair value measurement. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. Level 3 inputs were used only when Level 1 or Level 2 inputs were not available.

Investments are valued at fair market as determined by the Trustee and are summarized in the table below:

	Level 1	Level 2	Level 3
Venture Financial Group, Inc. Common Stock	$-	$-	$-

The following table discloses the summary of changes in fair value of assets valued using Level 3 inputs:

Venture Financial Group
Common Stock
Beginning balance	$88,442
Realized losses	(88,442)
Ending balance	$-

NOTE 7: SUBSEQUENT EVENTS

Subsequent to year end, the Plan participants brought a lawsuit in Federal court against the Plan Sponsor, the Plan Sponsor Board of Directors, Plan Trustees and members of the Plan’s administrative committee, alleging breach of fiduciary duty under ERISA. The complaint seeks, among other things, restoration to the Plan of all losses resulting from the alleged breach of fiduciary duty. The case is in discovery with no set trial date and the outcome of this litigation is not known at the present time. Plan management has evaluated subsequent events through July 8, 2010, the date the financial statements were available to be issued.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 16, 2010	VENTURE FINANCIAL GROUP, INC. EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(k) PROVISIONS) KSOP

By: /s/Sandra Sager
Sandra Sager, Administrator

EXHIBIT INDEX

Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm